Filed Pursuant to Rule 424(b)(3)
Registration No. 333-202975

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.
SUPPLEMENT NO. 1 DATED OCTOBER 7, 2016
TO THE PROSPECTUS DATED MARCH 25, 2015

This document supplements, and should be read in conjunction with, our prospectus dated March 25, 2015. Unless otherwise defined in this Supplement No. 1, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 1 is to disclose:

•	amendments to the price at which shares of our common stock will be issued pursuant to our distribution reinvestment plan; and

•	our Amended and Restated Distribution Reinvestment Plan attached as Exhibit A to our prospectus.

Amendments to Distribution Reinvestment Plan Price

The third bullet point of the second paragraph on the cover page of our prospectus and all similar discussions appearing throughout our prospectus are hereby superseded and replaced with the following:

•
The purchase price for shares under the Amended and Restated Distribution Reinvestment Plan, or DRIP, will equal the most recently disclosed estimated per share value of our common stock, as determined by our board of directors.

The sixth bullet point of the second paragraph on the cover page of our prospectus and all similar discussions appearing throughout our prospectus are hereby superseded and replaced with the following:

•
We will offer shares pursuant to the DRIP until we sell all $250,000,000 of shares of our common stock in this offering; provided, however, that our board of directors may amend or terminate the DRIP for any reason, other than an amendment to provide for selling commissions or dealer manager fees to be paid for shares purchased pursuant to the DRIP or to revoke a participant’s right to terminate or modify participation in the DRIP, by providing ten days’ written notice to participants in the plan.

The “Prospectus Summary — Terms of the Offering” section on page 3 of our prospectus and all similar discussions appearing throughout our prospectus are hereby superseded and replaced with the following:

We currently are offering up to $250,000,000 of shares of our common stock to our existing stockholders pursuant to the DRIP. The purchase price for shares under the DRIP will equal the most recently disclosed estimated per share value of our common stock, as determined by our board of directors. We will offer shares pursuant to the DRIP until we sell all $250,000,000 of shares of our common stock in this offering; provided, however, that our board of directors may amend or terminate the DRIP for any reason, other than an amendment to provide for selling commissions or dealer manager fees to be paid for shares purchased pursuant to the DRIP or to revoke a participant’s right to terminate or modify participation in the DRIP, by providing ten days’ written notice to participants in the plan. This offering must be registered or exempt from registration in every state in which we offer or sell shares. If this offering is not exempt from registration, the required registration generally is for a period of one year. Therefore, we may have to stop selling shares in any state in which the registration is not renewed annually and the offering is not otherwise exempt from registration.

The “Summary of the Distribution Reinvestment Plan — Source and Purchase Price of the Shares” section on page 5 of our prospectus and all similar discussions appearing throughout our prospectus are hereby superseded and replaced with the following:

There is no public trading market for the shares of our common stock, and there can be no assurance that a market will develop in the future. The purchase price for shares under the DRIP will equal the most recently disclosed estimated per share value of our common stock, as determined by our board of directors. The selling price may not be indicative of the price at which the shares may trade if they were listed on an exchange or of the proceeds that a stockholder may receive if we liquidated or dissolved.

The first paragraph of the “Plan of Distribution” section on page 9 of our prospectus and all similar discussions appearing throughout our prospectus are hereby superseded and replaced with the following:

We are offering up to $250,000,000 of shares of our common stock to our existing stockholders pursuant to the DRIP. The purchase price for shares under the DRIP will equal the most recently disclosed estimated per share value of our common stock, as determined by our board of directors. We have no basis for estimating the number of shares that will be sold.

Amended and Restated Distribution Reinvestment Plan

The Distribution Reinvestment Plan contained in Exhibit A of our prospectus is hereby superseded and replaced with the Amended and Restated Distribution Reinvestment Plan attached to this supplement as Exhibit A.

EXHIBIT A
AMENDED AND RESTATED
DISTRIBUTION REINVESTMENT PLAN
GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.

Griffin-American Healthcare REIT III, Inc., a Maryland corporation (the “Company”), has adopted this Amended and Restated Distribution Reinvestment Plan (the “Plan”), to be administered by the Company or an unaffiliated third party (the “Administrator”) as agent for participants in the Plan (“Participants”), on the terms and conditions set forth below.
1. Election to Participate. Any purchaser of shares of common stock of the Company, par value $0.01 per share (the “Shares”), may become a Participant by making a written election to participate on such purchaser’s Subscription Agreement at the time of subscription for Shares. Any stockholder who has not previously elected to participate in the Plan may so elect at any time by completing and executing an authorization form obtained from the Administrator or any other appropriate documentation as may be acceptable to the Administrator. Participants in the Plan can choose to have all or a portion of their cash distributions (other than “Excluded Distributions” as defined below) with respect to all Shares owned by them reinvested pursuant to the Plan. Participants may also change the percentage of distributions that will be reinvested at any time by notifying the Administrator.
2. Distribution Reinvestment. The Administrator will receive all cash distributions (other than Excluded Distributions) paid by the Company or an Affiliated Participant with respect to Shares of Participants (collectively, the “Distributions”). Participation will commence with the next Distribution payable after receipt of the Participant’s election pursuant to Paragraph 1 hereof, provided it is received at least ten (10) days prior to the last day of the period to which such Distribution relates. Subject to the preceding sentence, regardless of the date of such election, a holder of Shares will become a Participant in the Plan effective on the first day of the period following such election, and the election will apply to all Distributions attributable to such period and to all periods thereafter. As used in this Plan, the term “Excluded Distributions” shall mean those cash or other distributions designated as Excluded Distributions by the Board of the Company.
3. General Terms of Plan Investments.
(a) The Company intends to offer Shares pursuant to the Plan at a price equal to the most recent estimated value of one share as determined by the Company’s board of directors, regardless of the price per Share paid by the Participant for the Shares in respect of which the Distributions are paid.
(b) Selling commissions will not be paid for the Shares purchased pursuant to the Plan.
(c) Dealer manager fees will not be paid for the Shares purchased pursuant to the Plan.
(d) For each Participant, the Administrator will maintain an account which shall reflect for each period in which Distributions are paid (a “Distribution Period”) the Distributions received by the Administrator on behalf of such Participant. A Participant’s account shall be reduced as purchases of Shares are made on behalf of such Participant.
(e) Distributions shall be invested in Shares by the Administrator promptly following the payment date with respect to such Distributions to the extent Shares are available for purchase under the Plan. If sufficient Shares are not available, any such funds that have not been invested in Shares within 30 days after receipt by the Administrator and, in any event, by the end of the fiscal quarter in which they are received, will be distributed to Participants. Any interest earned on such accounts will be paid to the Company and will become property of the Company.
(f) Participants may acquire fractional Shares so that 100% of the Distributions will be used to acquire Shares. The ownership of the Shares shall be reflected on the books of the Company or its transfer agent.
4. Absence of Liability. Neither the Company nor the Administrator shall have any responsibility or liability as to the value of the Shares or any change in the value of the Shares acquired for the Participant’s account. Neither the Company nor the Administrator shall be liable for any act done in good faith, or for any good faith omission to act hereunder.
5. Suitability. Each Participant shall notify the Administrator in the event that, at any time during his participation in the Plan, there is any material change in the Participant’s financial condition or inaccuracy of any representation under the Subscription Agreement for the Participant’s initial purchase of Shares. A material change shall include any anticipated or actual decrease in net worth or annual gross income or any other change in circumstances that would cause the Participant to fail to meet the minimum income and net worth standards set forth in the Company’s prospectus for the Participant’s initial purchase of Shares.
6. Reports to Participants. Within ninety (90) days after the end of each calendar year, the Administrator will mail to each Participant a statement of account describing, as to such Participant, the Distributions received, the number of Shares purchased and the per Share purchase price for such Shares pursuant to the Plan during the prior year. In accordance with Section 5 hereof, the Participant is required to notify the Administrator in the event there is any material change in the Participant’s financial condition or if any representation made by the Participant under the Subscription Agreement for the Participant’s initial purchase of Shares becomes inaccurate. All material information regarding the Distributions to the Participant and the effect of reinvesting such Distributions, including tax information regarding a Participant’s participation in the Plan, will be sent to each Participant by the Company or the Administrator at least annually.
7. Taxes. Taxable Participants may incur a tax liability for Distributions even though they have elected not to receive their Distributions in cash but rather to have their Distributions reinvested in Shares under the Plan.
8. Reinvestment in Subsequent Programs. The Company may determine, in its sole discretion, to cause the Administrator to provide to each Participant (other than Alabama investors, who are not eligible) notice of the opportunity to have some or all of such Participant’s Distributions (at the discretion of the Administrator and, if applicable, the Participant) invested through the Plan in any publicly offered limited partnership, real estate investment trust or other real estate program sponsored by the Company or subsequent publicly offered limited partnership, real estate investment trust or other real estate program sponsored by the Company or its affiliates (a “Subsequent Program”). If the Company makes such an election, Participants (other than Alabama investors, who are not eligible) may invest Distributions in equity securities issued by such Subsequent Program through the Plan only if the following conditions are satisfied:

(i)
prior to the time of such reinvestment, the Participant has received the final prospectus and any supplements thereto offering interests in the Subsequent Program and such prospectus allows investment pursuant to a distribution reinvestment plan;

(ii)	a registration statement covering the interests in the Subsequent Program has been declared effective under the Securities Act of 1933, as amended;

(iii)	the offering and sale of such interests are qualified for sale under the applicable state securities laws;

(iv)	the Participant executes the subscription agreement included with the prospectus for the Subsequent Program; and

(v)	the Participant qualifies under applicable investor suitability standards as contained in the prospectus for the Subsequent Program.
9. Termination.
(a) A Participant may terminate or modify his participation in the Plan at any time by written notice to the Administrator. To be effective for any Distribution, such notice must be received by the Administrator at least ten (10) days prior to the last day of the Distribution Period to which it relates.
(b) Prior to the listing of the Shares on a national securities exchange, a Participant’s transfer of Shares will terminate participation in the Plan with respect to such transferred Shares as of the first day of the Distribution Period in which such transfer is effective, unless the transferee of such Shares in connection with such transfer demonstrates to the Administrator that such transferee meets the requirements for participation hereunder and affirmatively elects participation by delivering an executed authorization form or other instrument required by the Administrator.
10. State Regulatory Restrictions. The Administrator is authorized to deny participation in the Plan to residents of any state or foreign jurisdiction that imposes restrictions on participation in the Plan that conflict with the general terms and provisions of this Plan, including, without limitation, any general prohibition on the payment of broker-dealer commissions for purchases under the Plan.
11. Amendment or Termination by Company.
(a) The terms and conditions of this Plan may be amended by the Company at any time, including but not limited to an amendment to the Plan to substitute a new Administrator to act as agent for the Participants, by mailing an appropriate notice at least ten (10) days prior to the effective date thereof to each Participant; provided however, the Company may not amend the Plan to (a) provide for selling commissions or dealer manager fees to be paid for shares purchased pursuant to this Plan or (b) to revoke a Participant’s right to terminate or modify his participation in the Plan.

(b) The Administrator may terminate a Participant’s individual participation in the Plan and the Company may terminate the Plan itself, at any time by providing ten (10) days’ prior written notice to a Participant, or to all Participants, as the case may be.
(c) After termination of the Plan or termination of a Participant’s participation in the Plan, the Administrator will send to each Participant funds in the amount of any Distributions in the Participant’s account that have not been invested in Shares. Any future Distributions with respect to such former Participant’s Shares made after the effective date of the termination of the Participant’s participation will be sent directly to the former Participant.
12. Participation by Limited Partners of Griffin-American Healthcare REIT III Holdings, LP. For purposes of this Plan, “stockholders” shall be deemed to include limited partners of Griffin-American Healthcare REIT III Holdings, LP (the “Partnership”), “Participants” shall be deemed to include limited partners of the Partnership that elect to participate in the Plan, and “Distribution,” when used with respect to a limited partner of the Partnership, shall mean cash distributions on limited partnership interests held by such limited partner.
13. Governing Law. This Plan and the Participants’ election to participate in the Plan shall be governed by the laws of the State of Maryland.
14. Notice. Any notice or other communication required or permitted to be given by any provision of this Plan shall be in writing and, if to the Administrator, addressed to Griffin-American Healthcare REIT III, Inc. Distribution Reinvestment Plan Administrator, c/o DST Systems, Inc., P.O. Box 219133, Kansas City, Missouri 64121-9133, or such other address as may be specified by the Administrator by written notice to all Participants. Notices to a Participant may be given by letter addressed to the Participant at the Participant’s last address of record with the Administrator. Each Participant shall notify the Administrator promptly in writing of any changes of address.

GRIFFIN-AMERICAN HEALTHCARE REIT III

DISTRIBUTION REINVESTMENT FORM

Complete this form and return to address below or fax to 855-886-9862 (toll free).

Mail To: Griffin Capital Corporation
C/O DST Systems, Inc.
P.O. Box 219133
Kansas City, MO 64121-9133

☐ **By checking the box, I agree that I have read the Prospectus and have reviewed the Amended and Restated Distribution Reinvestment Plan ("DRIP") for Griffin-American Healthcare REIT III, Inc. (the "Company"). I elect to participate in the DRIP and hereby appoint the Company (or any designee or successor), acting as DRIP Administrator, as my agent to receive cash distributions that may hereafter become payable to me in shares of the Company's common stock, $0.01 par value per share (the "Common Stock"), registered in my name as set forth below, and authorize the Company to apply such distributions to the purchase of full shares and fractional interests in shares of the Common Stock as follows:**

_____% DRIP _____% cash (must equal 100%)

I understand that the purchase will be made under the terms and conditions of the DRIP as described in the Prospectus and that I may revoke this authorization at any time by notifying the DRIP Administrator, in writing, or my desire to terminate my participation.

INVESTOR ACCOUNT INFORMATION

INVESTOR NAME(S)

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INVESTOR NAME(S)

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PHONE NUMBER

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E-MAIL ADDRESS

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LAST 4-DIGITS OF PRIMARY ACCOUNT HOLDERS TIN/SSN (required)

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ACCOUNT NUMBER

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- **If you participate in the DRIP, we request that you notify the Company and your broker-dealer in writing at any time there is a material change in your financial condition, including failure to meet the minimum income and net worth standards as imposed by the state in which you reside.**

All Registered Account Owners are Required to Sign

x ______________________________ ____________
PRIMARY ACCOUNT OWNER DATE

x ______________________________ ____________
JOINT ACCOUNT OWNER (CUSTODIAN) DATE

CUSTODIAL ACCOUNTS REQUIRE A MEDALLION STAMP GUARANTEE FROM THE CUSTODIAN

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Questions regarding your account should be directed to:
888-926-2688

www.griffincapital.com

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